TELE2 Guillaume van Gaver, EVP International Erik Strandin Pers, Investor Relations DNB Nordic TMT Conference August 29, 2018 Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

TELE2 COM HEM Creating a leading integrated connectivity provider 2

Enabling a superior customer offering meeting the demands of tomorrow Call and surf abroad Connect the home Remotely manage the home Connect gadgets Connect the car Ubiquitous high-quality connectivity Watch digital TV at home or when on the move Watch OTT on my TV at home or when on the move Watch OTT on my TV at home or when on the move Game online Surf at home Call from home TELE2 3

Five-year synergy plan evolving Opex and capex synergies SEK 450+ million Revenue synergies SEK~450 million Total SEK 900+ million 4

INTERNATIONAL FOOTPRINT Guillaume van Gaver, EVP International TELE2

International footprint 6 countries 11.5m customers 38% of revenue 43% of EBITDA TELE2 6

Baltics -- Financials Mobile end-user service revenue (SEK million) +7% 561 579 586 585 639 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Adjusted EBITDA and margin (SEK million) +10% 310 341 323 315 365 33% 34% 30% 31% 32% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 OCF and cash conversion, rolling 12m (SEK million) 930 962 973 1,006 1,042 80% 80% 78% 78% 78% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 LFL Adjusted for local currency and M&A TELE2 7

Flying house campaign in Lithuania

Drivers 4G smartphone penetration Pre to postpaid migration Increased data monetisation B2B and mobile broadband Mid-single digit growth TELE2 9

Kazakhstan -- Timeline March 2010 Entering Kazakhstan March 2016 JV creation Mid-2017 OCF break-even Q4 2017 First repayment of shareholder loan 26% Market share Q1 2018 4G population coverage LTE 73% LTE - A 72% SEK ~600 m Accumulated repayment of shareholder loan TELE2 10

Kazakhstan -- Financials Mobile end-user service revenue (SEK million) +20% 545 505 552 534 613 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Adjusted EBITDA and Margin (SEK million) +78% 158 168 196 202 264 22% 26% 28% 29% 34% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 OCF and cash conversion, rolling 12m (SEK million) -192 -18 142 313 493 -44% -3% 22% 43% 59% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 TELE2 LFL Adjusted for local currency and M&A 11

Kazakhstan -- Continued positive momentum ASPU development 14% Q2 '17 Q2 '18 Customer base +4% Q2 '17 Q2 '18 Net Promoter Score 26 20 Q2 '17 30 33 Q2 '18 Tele2 Altel 12 TELE2

Momentum picking up in Croatia Mobile end-user servisse revenue (SEK million) +13% 410 463 462 433 450 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Adjusted EBITDA and margin (SEK million) +69% 39 85 -55 52 69 10% 18% -12% 12% 15% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 LFL Adjusted for local currency and M&A JEDINI STVARNO NEOGRANIEENI INTERNET NA MOBITELU TELE2 TA-DAA! TELE2 13

Q&A

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.